December 16, 2020

By EDGAR Correspondence

Michelle Miller
Sharon Blume
Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington,

D.C. 20549

Re: OFG Bancorp
Form 10-K for the Fiscal Period ending December 31, 2019
Filed March 3, 2020
Form 10-Q for the Quarterly Period ending September 30, 2020
Filed November 6, 2020
Form 8-K
Filed October 23, 2020
File No. 001-12647

Dear Ms. Miller and Ms. Blume:

We

refer to the comment letter, dated December 7, 2020 (the “Comment Letter”), from the staff
(the “Staff”) of the Office of Finance, Division of Corporation Finance of the Securities and
Exchange Commission (the “Commission”) concerning the OFG Bancorp (the “Company”)
filings referenced above (the “December 31
st

Form 10-K”, the “September 30
th

Form 10-Q” and
the “October 23
rd

Form 8-K”).

We

have set forth below the text of each of the Staff’s comments, as set forth in the Comment
Letter, followed by the Company’s

response.

* * * * *

December 31
st

Form 10-K
Business
Loan Underwriting, page 1

Comment 1

You

disclose that commercial loans bear interest rates that float with the prime rate, Libor, or another established index. Please disclose in future filings, your Libor exposure and the potential impact to your financial statements from the expected discontinuation of Libor.
Please also include a risk factor concerning your Libor exposure, as appropriate.

Response 1

The Company will disclose in future filings our Libor exposure and potential impact in our financial statements from the expected discontinuation of Libor and a risk factor concerning our
Libor exposure as follows:

On July 27, 2017, the United Kingdom’s Financial Conduct Authority,

which regulates the
London Interbank Offered Rate (“LIBOR”), publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. It is expected that a transition away from the widespread use of LIBOR to alternative rates will occur over the course of the next several years.

On April 3, 2018, the Federal Reserve began publishing three new reference rates, including the
Secured Overnight Financing Rate (“SOFR”).

The Alternative Reference Rates Committee
(ARRC) has recommended SOFR as the alternative to USD LIBOR and published fallback interest rate consultations for public comment as well as a Paced Transition Plan to SOFR use.
The Financial Stability Board has taken an interest in LIBOR and possible replacement indices as a matter of risk management. The International Organization of Securities Commissions, or
IOSCO, has been active in this area and is expected to call on market participants to have backup options if a reference rate, such as LIBOR, ceases publication. The International Swap Dealers
Association has published guidance on interest rate benchmarks and alternatives in July and
August 2018.

On November 30th, 2020 the Board of Governors of the Federal Reserve System, the Office of
the Comptroller of the Currency, and

the Federal Deposit Insurance Corporation (collectively,
the agencies)

issued an Interagency Statement on LIBOR Transition to encourage banks to transition away from U.S. dollar (USD) LIBOR as soon as practicable. The Statement exposes that the LIBOR transition is a significant event that banks should closely manage and further explains that new financial contracts should either utilize a reference rate other than LIBOR or have robust fallback language that includes a clearly defined alternative reference rate after
LIBOR’s discontinuation. Separately,

the agencies recently issued a statement that says a bank
may use any reference rate for its loans that the bank determines to be appropriate for its funding model and customer needs.

The key aspect of this Statement is that the administrator of LIBOR announced it will consult on its intention to cease the publication of the one week and two month USD LIBOR settings immediately following the LIBOR publication on December 31, 2021, and the remaining USD
LIBOR settings immediately following the LIBOR publication on June 30, 2023. This extension allows most USD LIBOR contracts to mature before LIBOR experiences disruptions. Failure to prepare for disruptions to USD LIBOR, including operating with insufficiently robust fallback language, could undermine financial stability and banks’ safety and soundness. The statement does go on to clearly specify that it should not be read as announcing that the LIBOR benchmark has ceased, or will cease, to be provided permanently or indefinitely or that it is not, or no longer will be, representative for the purposes of language adopted by the International Swaps and
Derivatives Association (ISDA). Recently, ISDA launched the

IBOR Fallbacks Supplement and
IBOR Fallbacks Protocol, marking a major step in reducing the systemic impact of a key interbank offered rate becoming unavailable while market participants continue to have exposure to that rate. The supplement will amend ISDA’s

standard definitions for interest rate derivatives
to incorporate robust fallbacks for derivatives linked to certain IBORs, with the changes coming into effect on January 25, 2021.

Oriental’s LIBOR exposure is mainly concentrated within the commercial loan portfolio.
The Company has identified its LIBOR-based contracts that will be impacted by the cessation of
LIBOR and is incorporating fallback language in negotiated contracts and incorporating non-
LIBOR reference rate and/or fallback language in new contracts to prepare for these changes.
Furthermore, management has established a LIBOR transition team to lead the Company in the execution of its project plan.

The replacement of LIBOR creates operational and market risks that will become clear as replacement choices are developed. We

will continue to assess all of our contracts and financial
instruments that are directly or indirectly dependent on LIBOR to determine what impact the replacement of LIBOR will have on us. Uncertainty as to the nature of such potential changes or other reforms may adversely affect our financial condition and results of operations.

In March 2020, the FASB issued guidance within

ASU 2020-04, Reference Rate Reform (Topic
848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, in response to the scheduled discontinuation of LIBOR on December 31, 2021. The amendments in this Update provide optional guidance designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, borrowings) necessitated by reference rate reform. As of December 31, 2020, we have not yet elected any optional expedients related to contract modifications or hedging relationships as outlined in this ASU. However, we will continue to evaluate if we will elect these optional expedients in the future.

Financial Highlights
Year

ended 2019, page 31

Comment 2

We note that you disclose non-GAAP adjusted net income excluding the impact of
"qualitative factors adjustment" as a result of sustained favorable macroeconomic conditions in Puerto Rico. It appears that this adjustment represents a tailored accounting principal prohibited by Rule 100(b) of Regulation G, as discussed in Question 100.04 of the
Non-GAAP Financial Measures Compliance and Disclosures Interpretations (CD&Is).
Please remove this adjustment from future filings. Alternatively,

tell us how you comply
with the guidance.

Response 2

The Company respectfully acknowledges the Staff’s comment and will remove the impact of
"qualitative factors adjustment" from the non-GAAP adjusted net income in future filings.

September 30
th

Form 10-Q
Note 5 - Loans, page 27

Comment 3

We note that you classify certain loans as US Loan Program. Please clarify in future
filings the basis for this classification, including customer and or loan characteristics as well as distinct credit quality features.

Response 3

The Company will disclose in future filings the basis for this classification, including customer and or loan characteristics as well as distinct credit quality features as follows:

Oriental’s lending activities in the continental United States – referred to as the U.S. Loan
Program – are conducted through Oriental International Bank and OFG USA LLC. These activities include the purchase of middle market senior secured cash flow loan participations and the purchase of participations of loans to small and medium sized businesses.

October 23
rd

Form 8-K

Table

8-3: Reconciliation of GAAP to Non-GAAP with adjustments to exclude the impact of significant events, page 15

Comment 4

We note that you disclose non-GAAP adjusted net income including the impact of additional provision for credit losses due to Covid-19. Please tell us how you were able to
differentiate between changes in expected credit losses directly related to Covid-19 and credit losses attributable to other market factors and conditions, including how this adjustment is calculated. In addition, tell us how you plan to report this adjustment going forward as the impact from macroeconomic conditions due to COVID subsides. Refer to
Rule 100(b) of Regulation G, as discussed in Question 100.4 of the Non-GAAP Financial
Measures Compliance and Disclosures Interpretations (CD&Is) .

Response 4

The Company respectfully acknowledges the Staff’s comment and has determined to remove the impact of additional provision for credit losses due to Covid-19 in non-GAAP adjusted net income in future filings for reasons discussed in this paragraph. The Covid-19 pandemic was an unprecedented event. As a result, the Company changed during the first quarter of 2020 the macroeconomic scenario previously selected at implementation of the current expected credit loss (CECL) methodology at the beginning of the year to consider the worsening of the current economic environment. The Company also identified the need to make a qualitative adjustment to the loan portfolios with inherent risk in this economic environment for conditions not considered in the selected macroeconomic scenario. This adjustment was calculated through our
CECL model considering the impact of these changes on our ACL reserve. As the economy evolves in subsequent quarters and we continue to make changes to our provisions we understand that continuing to include Non-GAAP adjustments for such changes may not continue to comply with Rule 100(b) of Regulation G, as discussed in Question 100.4 of the
Non-GAAP Financial Measures Compliance and Disclosures Interpretations (CD&Is).

Comment 5

We note that you disclose non-GAAP adjusted net income including the impact of Covid-
19 expenses. Please tell us, and enhance future filings to describe the nature of these expenses and how you were able to determine they are incremental to your normal operations and nonrecurring. Refer to Rule 100(b) of Regulation G, as discussed in
Question 100.1 of the Non-GAAP Financial Measures Compliance and Disclosures
Interpretations (CD&Is).

Response 5

Covid-19 expenses mainly represented expenses incurred within our premises, as acrylic shields, face shields and masks, and cleaning and disinfecting costs, in order to control pandemic spread and keep customers and employees safe, and also included employee Covid-19 testing. These expenses are expected to be incurred while the pandemic continues. The Company will evaluate in each subsequent filing based on the facts and circumstances if they continue to be incremental and nonrecurring.

* * * * *

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

We

are hopeful that we have adequately addressed the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at

787-771-2951.

Very

truly yours,

/s/ Maritza Arizmendi Díaz
Maritza Arizmendi Díaz

Executive Vice President and

Chief Financial Officer

Cc José Rafael Fernández

President, CEO, Vice

Chairman of the Board